Filed Pursuant to
SEC Rule 424(b)(3)
Registration No. 333-122229

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED JULY 14, 2006 TO PROSPECTUS DATED DECEMBER 13, 2005

JUNE 2006 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	June 2006	Year to Date	06/30/06	06/30/06

Series A	(0.95)%	4.17%	$67,923,830	$1,383.78

Series B	(1.28)%	6.26%	$36,916,705	$1,616.94

*	All performance is reported net of fees and expenses

Fund results for June 2006:

Stock indices worldwide found support mid-June from improved economic data after weakness earlier in the month. Amid these conditions, Quadriga Superfund L.P.’s (“the Fund’s) long/short positions experienced losses.

World bond futures markets reestablished their downward trend by the end of June as a positive U.S. GDP number countered previously weaker monthly numbers. As a result, the Fund’s short positions in these markets performed negatively.

U.S. short-term interest rates continued to trend lower as strong economic readings spurred the Fed to continue its monetary tightening strategy. First quarter GDP was revised up to a 5.6% annual rate, the strongest quarterly growth in 2 1/2 years. The Fund’s short positions had considerable gains.

The U.S. Dollar reversed its May losses as it was bolstered by continued currency weakness in various emerging markets. Overall, the Fund’s “long/short” positions in these markets performed negatively.

The combined influences of the South American grain harvest and favorable late spring/early summer growing weather in the U.S. led to a mid-month sell off in grain futures and, as a result, the Fund’s short positions in these markets experienced losses.

NY Coffee reached a new 1 1/2 year low in late June before recovering slightly as values were supported by short covering due to Brazilian weather concerns. On the whole, the Fund’s short positions in these markets performed negatively.

Other market sectors did not reveal significant trends and didn’t have any major influence on this month’s overall performance.

For the month of June 2006, Series A lost -0.95% and Series B lost -1.28%, including all fees and expenses.

Note regarding foreign futures brokerage commission rates:

Brokerage commissions for certain foreign futures contracts traded by the Fund are paid by the Fund in currencies other than the U.S. dollar. Commission rates for brokerage commissions charged the Fund in foreign currencies are reset on the first day of each calendar month to the foreign currency equivalent of $25.00 based on the then current U.S. dollar exchange rate for the applicable foreign currencies. Daily fluctuations in foreign currency exchange rates will, however, cause the actual commissions charged to the Fund for certain foreign futures contracts to be more or less than $25.00.

QUADRIGA SUPERFUND, L.P. — SERIES A
JUNE 2006 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended June 30, 2006)

STATEMENT OF INCOME

June 2006

INVESTMENT INCOME, interest	$256,071

EXPENSES
Management fee	105,330
Organization and offering expenses	56,935
Operating and other expenses	236,420
Incentive fee	—
Brokerage commissions	222,792

Total expenses	621,477

NET INVESTMENT GAIN (LOSS)	(365,406)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net realized gain (loss) on futures and forward contracts	(1,138,257)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	848,842

NET GAIN (LOSS) ON INVESTMENTS	(289,415)

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$(654,821)

STATEMENT OF CHANGES IN NET ASSET VALUE

June 30, 2006

NET ASSETS, beginning of period	$67,529,467

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	(654,821)
CAPITAL SHARE TRANSACTIONS
Issuance of shares	1,636,324
Redemption of shares	(587,140)

NET INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL SHARE TRANSACTIONS	1,049,184
NET INCREASE (DECREASE) IN NET ASSETS	394,363

NET ASSETS, end of period	$67,923,830

NAV Per Unit, end of period	$1,383.78

QUADRIGA SUPERFUND, L.P. — SERIES B
JUNE 2006 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended June 30, 2006)

STATEMENT OF INCOME

June 2006

INVESTMENT INCOME, interest	$141,837

EXPENSES
Management fee	57,248
Organization and offering expenses	30,944
Operating and other expenses	128,585
Incentive fee	—
Brokerage commissions	172,472

Total expenses	389,249

NET INVESTMENT GAIN (LOSS)	(247,412)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net realized gain(loss) on futures and forward contracts	(732,624)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	503,015

NET GAIN (LOSS) ON INVESTMENTS	(229,609)

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$(477,021)

STATEMENT OF CHANGE IN NET ASSET VALUE

June 30, 2006

NET ASSETS, beginning of period	$37,449,124

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	(477,021)
CAPITAL SHARE TRANSACTIONS
Issuance of shares	544,284
Redemption of shares	(599,682)

NET INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL SHARE TRANSACTIONS	(55,398)
NET INCREASE (DECREASE) IN NET ASSETS	(532,419)

NET ASSETS, end of period	$36,916,705

NAV PER UNIT, end of period	$1,616.94

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Christian Baha
Christian Baha, Chief Executive Officer
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.

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